UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO THE REPORTING REQUIREMENTS OF THE 1934 ACT


                                  SCHEDULE 13D

                        Under the Securities Act of 1934



                         Surgical Safety Products, Inc.
                             (Exact name of Issuer)

                         COMMON STOCK, $0.001 par value
                         (Title of Class of Securities)

                                    868906108
                                 (CUSIP Number)

With a copy to:

     Surgical Safety Products, Inc.              Mintmire & Associates
     3665 Bee Ridge Road, Suite 300              265 Sunrise Ave., Suite 204
     Sarasota, Florida  34233                    Palm Beach, FL  33480
     (941) 927-7874                              (561) 832-5696
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  October 2001
             (Date of Event which Requires Filing of the Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

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(1)  Names of Reporting Persons.  S.S. or I.R.S.  Identification Number of Above
     Persons

         William P.  Danielczyk
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(2)  Check the Appropriate Box if a Member       (a)______________________
     of a Group (See Instructions)               (b)__________X___________
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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)

                                       SC
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

                                        9
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(6)  Citizenship of Place of Organization:    Florida, USA

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Number of Shares              (7)  Sole Voting Power              6,218,134
Beneficially Owned
by Each Reporting
Person With                   (8)  Shared Voting Power                    0


                              (9) Sole Dispositive Power          6,218,134


                              (10) Shared Dispositive Power               0

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                   6,218,134

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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



(13) Percent of Class Represented by Amount in Row (11)

                                     15.53%

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(14) Type of Reporting Person (See Instructions)*

                                       IN

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Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of Surgical Safety Products, Inc., a New York corporation (the "Company"), whose principal executive offices are located at 3665 Bee Ridge Road, Suite 300, Sarasota, Florida 34233

Item 2.           Identity and Background

(a)  William P. Danielczyk

(b)  9813 Godwin Drive, Manassas, VA   20110

(c)  Director

(d) and (e). During the past five years, neither the Reporting Person nor any person listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f)  USA

Item 3. Sources and Amount of Funds or Other Consideration

The consideration used to purchase the common stock were all of the shares of Surgical Safety Products, Inc., a New York corporation, held by the Reporting Person, pursuant to the terms of a certain Agreement and Plan of Merger and Reorganization, dated as of October 2001, Surgical Safety Products, Inc.and OIX, INC. ("OIX"), a Florida corporation and wholly owned subsidiary of Company, and, C5 Health, Inc. ("C5"), a Delaware corporation, shareholders, including the Reporting Person, William P. Danielczyk (the "Stock Exchange Agreement")

Item 4. Purpose of Transaction

The Reporting Person has acquired the shares of Common Stock for investment purposes only.

(a) Not applicable

(b) As a result of the Plan of Merger and Reorganization and the transactions contemplated in that Ageement, the Reporting Person together with the other Surgical Safety Products, Inc. shareholders named in Item 5 below became controlling shareholders in the Company and Surgical Safety Products, Inc.

(c) Not applicable

(d) In accordance with the terms and conditions of the Plan of Merger and Reorganization, new members of the board of directors of the Company were elected and new officers were appointed. The directors of the Company are Dr. G. Michael Swor, David Swor, Jim Stuart William P. Danielczyk, R. Paul Gray and Robert Lyles. The officers of the Company are William P. Danielczyk as Chairman, Dr. G. Michael Swor as Vice Chairman, Timothy S. Novak as President and R. Paul Gray as Secretary and Treasurer of the Company.

(e) through (j) Not applicable

Item 5. Interest in Securities of Issuer

(a) and (b) William P. Danielczyk is the beneficial owner of 6,218,134 shares of Common Stock, which shares represent approximately 15.53% of the issued and outstanding shares of Common Stock, and has sole voting and dispositive power with respect to 6,218,134 shares of Common Stock. Timothy Novak may be deemed to be the beneficial owner of 5,442,432 shares of Common Stock, which shares represent approximately 13.59% of the issued and outstanding shares of Common Stock, and as such, may be deemed to have sole voting and dispositive power with respect to 5,442,432 shares of Common Stock. Dr. G. Michael Swor may be deemed to be the beneficial owner of 6,608,945 shares of Common Stock, which shares represent approximately 16.50% of the issued and outstanding shares of Common Stock, and has sole voting and dispositive power with respect to 6,608,945 shares of Common Stock. Together William P. Danielczyk, Timothy Novak and Dr. G. Michael Swor beneficially own 18,269,511 shares of Common Stock, which shares represent 45.62% of the issued and outstanding shares of Common Stock of the Company. William P. Danielczyk, Timothy Novak and Dr. G. Michael Swor are of the view that they are not acting as a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them.

(c) To the best knowledge of the Reporting Person, neither the Reporting Person nor any persons named in response to paragraph (a) nor any person set forth in Schedule A, has effected any transaction in Company Common Stock during the past 60 days, except as disclosed herein.

(d) and (e) Not applicable.

The number shares beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby are based on the number of outstanding shares as disclosed by the Reporting Person, an officer of the Company.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer

         None

Item 7. Material to Be Filed as Exhibits

The Agreement and Plan of Merger and Reorganization dated as of October 2001, among Surgical Safety Products, Inc.and OIX, INC. ("OIX"), a Florida corporation and wholly owned subsidiary of Company, and, C5 Health, Inc. ("C5"), a Delaware corporation, under which the Reporting Person acquired the shares has been filed as an Exhibit to the Form 8K reporting the event. Such exhibit is incorporated by reference herein.





                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:11/12/2001

                              /s/ William P. Danielczyk
                           ---------------------------------------
                           William P. Danielczyk